calculation of registration fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Unsecured Notes	$360,301,342.94	$11,061.25
PROSPECTUS	Pricing Supplement Number: 4550
Dated March 29, 2006	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT	Dated February 27, 2007
Dated March 29, 2006	Registration Statement: No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa by Moodys / AAA by Standard & Poors
Trade Date:	February 27, 2007
Settlement Date (Issue Date):	March 08, 2007
Maturity Date:	March 08, 2012
Principal Amount in Specified Currency:	SGD 550,000,000
Equivalent Principal Amount in U.S. Dollars:	US$360,301,342.94 (based on the exchange rate of USD 1.00 =SGD 1.5265)
Price to Public (Issue Price):	100.000%
Agents Commission:	0.150%
All-in Price:	99.850%
Accrued Interest:	N/A
Net Proceeds to Issuer:	SGD 549,175,000
5yr Mid-Swap Rate:	3.435% (Reuters Page PYSGD)
Spread to Mid-Swap Rate:	Plus 0.05%
Benchmark Government Bond:	SIGB 3.625% 07/11
Benchmark Government Yield:	3.015% (Semi-Annual)
Spread to Benchmark:	Plus 0.47%

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Filed Pursuant to Rule 424(b)(3)
Dated February 27, 2007
Registration Statement No. 333-132807

Re-Offer Yield:	3.485%
Interest Rate Per Annum:	3.485%
Interest Payment Dates:	Semi-Annually on each March 8 & September 8 of each year, commencing on September 8, 2007 and ending on the Maturity Date
Day Count Convention:	Act/365F (Fixed), Unadjusted
Denominations:	SGD 200,000 with increments of SGD 100,000 thereafter.
Call Dates (if any):	N/A
Call Notice Period:	N/A
Put Dates (if any):	N/A
Put Notice Period:	N/A
Business Days:	New York, London & Singapore
Business Day Convention:	Following Business Day
Application for Listing:	None
Plan of Distribution:

The Notes are being purchased by Barclays Bank PLC, Singapore Branch (the "Underwriter"), as principal, at the Issue Price of 100.000% of the aggregate principal amount less an underwriting discount equal to 0.150% of the principal amount of the notes. The Underwriter has advised the Company that the Underwriter proposes to offer the Notes for sale at the Re-offer Yield referenced above.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Clearance and Settlement:	Euroclear and Clearstream, Luxembourg only
ISIN:	XS0290123776
Common Code:	029012377

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Filed Pursuant to Rule 424(b)(3)
Dated February 27, 2007
Registration Statement No. 333-132807

Additional Information:

Investing in the Notes involves risks. See "Risk of Foreign Currency Notes and Indexed Notes" on page 2 of the accompanying prospectus supplement and "Risk Factors" on page 2 of the accompanying prospectus.

Tax Redemption.

The Notes may be redeemed, at the option of the Issuer, as a whole but not in part, at any time prior to maturity, upon the giving of a notice of redemption as described below if the Issuer determines that, as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the Original Issue Date, the Issuer has or will become obligated to pay Additional Amounts with respect to such Notes as described under "Additional Information -- Payment of Additional Amounts" below. The redemption price shall be equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption. Prior to the giving of any notice of redemption, the Issuer shall deliver to the Trustee (i) a certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer to so redeem have occurred (the date on which such certificate is delivered to the Trustee is herein called the "Redemption Determination Date"), and (ii) an opinion of counsel satisfactory to the Trustee to such effect based on such statement of facts; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts if a payment in respect of such Notes were then due.

Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice. Such notice will be given in accordance with the Indenture.

Payment of Additional Amounts.

The Issuer will, subject to certain exceptions and limitations set forth below (and subject to the right of redemption referred to under "Additional Information -- Tax Redemption" above) pay such additional amounts (the "Additional Amounts") to the holder of any Note who is a United States Alien Holder (as defined below) as may be necessary in order that every net payment of the principal of and interest on such Note and any other amounts payable on such Note, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such Note to be then due and payable. However, the Issuer will not be required to make any payment of Additional Amounts to any such holder for or on account of:

(a) any such tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, a trust, a partnership or a corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein or (ii) the presentation by the holder of any such Note for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

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Filed Pursuant to Rule 424(b)(3)
Dated February 27, 2007
Registration Statement No. 333-132807

(b) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

(c) any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as a personal holding company or foreign personal holding company or controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax or as a private foundation or other tax-exempt organization;

(d) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments on or in respect of any Note;

(e) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, assessment or other governmental charge;

(f) any tax, assessment or other governmental charge imposed by reason of such holders past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock entitled to vote of the Issuer or as a direct or indirect affiliate of the Issuer; or

(g) any tax, assessment or other governmental charge required to be deducted or withheld by any Trustee from a payment on a Note or coupon, if such payment can be made without such deduction or withholding by any other Trustee;

(h) any combination of two or more of items (a), (b), (c), (d), (e), (f) and (g);

nor shall Additional Amounts be paid with respect to any payment on a Note to a United States Alien Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

The term "United States Alien Holder" means any holder of a Note who is not a United States Person. As used herein, a "United States Person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Non-U.S. Holders.

The interest income that a non-resident alien individual or a foreign corporation (a "non-U.S. holder") derives in respect of the Notes generally will be exempt from United States federal withholding tax. This exemption will apply to a non-U.S. holder provided that:

it does not actually or constructively own 10 percent or more of the combined voting power of all classes of the stock of the Issuer and the non-U.S. holder is not a controlled foreign corporation that is related, directly or indirectly, to the Issuer through stock ownership; and

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Filed Pursuant to Rule 424(b)(3)
Dated February 27, 2007
Registration Statement No. 333-132807

the beneficial owner provides a statement (generally, an Internal Revenue Service Form W-8BEN) signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. person in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. person).

Any gain a non-U.S. holder realizes on a sale, exchange or other disposition of the Notes generally will be exempt from United States federal income tax, including withholding tax. This exemption will not apply if the gain of a non-U.S. holder is effectively connected with its conduct of a trade or business in the United States or it is an individual holder and is present in the United States for 183 days or more in the taxable year of the disposition and either its gain is attributable to an office or other fixed place of business that it maintains in the United States or if it has a tax home in the United States.

United States Federal estate tax will not apply to a note held by a non-U.S. holder if at the time of death the holder was not a citizen or resident of the United States, did not actually or constructively own 10 percent or more of the combined voting power of all classes of the Issuer's stock and payments of interest on the note would not have been effectively connected with the conduct by the holder of a trade or business in the United States.

For the purposes of applying the discussion under this heading "Non-U.S. Holders" to a Note held by an entity that is treated as fiscally transparent (for example, a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

Information Reporting and Backup Withholding.

The paying agent must file information returns with the Internal Revenue Service in connection with payments made on the Notes to certain U.S. holders. A U.S. holder will not generally be subject to United States backup withholding tax on such payments if it provides its tax taxpayer identification number to the paying agent and certifies under penalties of perjury that it has provided the correct taxpayer identification number, it is not subject to back-up withholding, and it is a U.S. person. It may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes. A non-U.S. holder may have to comply with certification procedures to establish its non-U.S. status in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim the exemption from withholding tax on interest income will satisfy these requirements. The amount of any backup withholding from a payment to a holder may be allowed as a credit against the holders U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The Company.

At December 31, 2006, the Company had outstanding indebtedness totaling $425.713 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at December 31, 2006, excluding subordinated notes payable after one year, was equal to $420.811 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,
2002	2003	2004	2005	2006

1.43	1.77	1.87	1.70	1.64

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Filed Pursuant to Rule 424(b)(3)
Dated February 27, 2007
Registration Statement No. 333-132807

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Additional Selling Restriction:

Singapore

Each of the Prospectus, the Supplemental Prospectus and the Pricing Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly the Prospectus, the Supplemental Prospectus and the Pricing Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    a corporation (which is not an accredited investor (as defined in section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

    shares, debentures and units of shares and debentures of that corporation or the beneficiaries rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

          to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or

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Filed Pursuant to Rule 424(b)(3)
Dated February 27, 2007
Registration Statement No. 333-132807

          by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

          where no consideration is or will be given for the transfer; or

          where the transfer is by operation of law.

As the sole dealer in respect of the Notes is Barclays Bank PLC, Singapore Branch, a Financial Sector Incentive (Bond Market) Company (as defined in the Income Tax Act, Chapter 134 of Singapore ("ITA")), the Notes are "qualifying debt securities" for the purposes of the ITA, subject to certain conditions being met. Accordingly, subject to certain conditions having been fulfilled (including the furnishing by the Issuer, or such other person as the Comptroller of Income Tax in Singapore (the "Comptroller") may direct, of a return on debt securities with respect to the Notes to the Comptroller and the Monetary Authority of Singapore within such period as the Comptroller may specify and such other particulars in connection with the Notes as the Comptroller may require and certain other conditions), interest on the Notes derived by any company or body of persons (as defined in the ITA) in Singapore is subject to Singapore tax at a concessionary rate of 10 per cent.

Any person whose interest derived from the Notes is not exempt from tax is required under the ITA to include such interest in a return of income made under the ITA.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT